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                                                                      EXHIBIT 21

                              [CELTRIX LETTERHEAD]


NEWS RELEASE

                              Contact:  Donald D. Huffman
                                        Vice President, Finance & Administration
                                        Chief Financial Officer
                                        (408) 573-6232


               CELTRIX ACQUIROR, INSMED PHARMACEUTICALS, RECEIVES
                 COMMITMENT FOR $34.5 MILLION PRIVATE PLACEMENT

                     PROVIDES FUNDING FOR CLINICAL PROGRAMS

     SAN JOSE, CA -- January 27, 2000 -- Celtrix Pharmaceuticals, Inc. (Nasdaq:
CTRX) today announced that Insmed Pharmaceuticals, Inc. has received a commitment for $34.5 million in equity financing. The proceeds will fund further development of Insmed's lead compound, INS-1, for the treatment of type 2 diabetes and polycystic ovary syndrome (PCOS), a leading cause of infertility in women, and the Celtrix products Insmed will acquire in connection with its previously announced acquisition of the Company.

     Insmed, which is based in Richmond, Virginia, has agreed to sell 5,632,678 shares of common stock to a group of investors led by Cooper Hill Partners, LLC. Other members of the group include funds managed by OrbiMed Advisors, Quantum Partners and Vector Fund Management. The investors also will receive warrants, exercisable for five years, to buy the equivalent of 1,971,813 additional shares. BancBoston Robertson Stephens served as advisor to Insmed.

     "We are very pleased with the support we've received from these investors who are well known for their expertise in the biotechnology industry," said Geoffrey Allan, Ph.D., President and Chief Executive Officer of Insmed. "Their confidence in our ability to develop INS-1 is confirmation of our strategy and validates our planned acquisition of the Celtrix pipeline."

     The financing is scheduled to close immediately prior to the closing of the merger between Insmed and Celtrix, and is dependent upon approval of the merger by both Insmed and Celtrix shareholders, as well as certain other contingencies. Upon closing of the merger, each share of Insmed Pharmaceuticals, Inc. common stock will be exchanged for three and one-half shares in the new, publicly traded holding company. Based on the outstanding shares of capital stock of Insmed and Celtrix as of December 31, 1999, the new investors will own approximately 20% of the outstanding capital stock of the company following the completion of the merger with Celtrix.

     Insmed recently announced that it had entered into a definitive agreement to acquire Celtrix. The acquisition will add several clinical product opportunities to Insmed's pipeline, including SomatoKine(R), which is currently in Phase II clinical development for the treatment of osteoporosis and type 1 diabetes.

                                     -more-

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"Celtrix Acquiror, Insmed Pharmaceuticals, Receives Commitment for $34.5
Million Private Placement"
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     Insmed is an emerging bioscience company focused on the diagnosis and treatment of medical conditions associated with insulin resistance, including type 2 diabetes and polycystic ovary syndrome (PCOS). Insmed 's lead product, INS-1, is currently in Phase II clinical trials for both type 2 diabetes and PCOS. Upon completion of the acquisition of Celtrix, Insmed will become a publicly held company.

     Celtrix, a biopharmaceutical company, is developing SomatoKine, its novel IGF-BP3 complex (insulin-like growth factor) for treatment of a broad range of metabolic disorders. Celtrix currently has two strategic alliance agreements: a joint venture with Elan Corporation, plc. for the development of SomatoKine for osteoporosis and a licensing agreement with Genzyme Corporation for the rights to TGF-beta-2 (transforming growth factor), currently in Phase II clinical testing for the treatment of dermal ulcers.

     Statements included within this press release, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially from those described herein. Risks and uncertainties include: closings of the financing and merger between the companies; product candidates may fail in the clinic or may not be successfully marketed; lack of financial resources to complete development of clinical candidates; and competing products. For a more complete discussion of these and additional risks and uncertainties, refer to cautionary statements made in Celtrix documents filed with the SEC, in particular its annual report on Form 10-K for the year ended March 31, 1999 and its Form 10-Q for the period ended September 30, 1999.

                                      -end-